Exhibit 99.1

Ucommune International Ltd. Reports

First Nine Months of 2020 Unaudited Financial Results

of Ucommune Group Holdings Limited

Beijing, China, Dec. 23, 2020 - Ucommune International Ltd. (NASDAQ: UK) (“Ucommune International”), today announced the unaudited financial results of its acquired company, Ucommune Group Holdings Limited (“Ucommune Group” or the “Company”), a leading agile office space manager and provider in China, for the first nine months ended September 30, 2020. The information provided in this release solely represents the historical financial information of Ucommune Group prior to its closing of the business combination with Ucommune International on November 17, 2020.

Financial Highlights of the First Nine Months of 2020

●	Net revenues were RMB598.5 million (US$88.1 million), compared with RMB874.6 million in the first nine months of 2019.

●	Operating loss margin was 38%, compared with 64% in the first nine months of 2019.

●	Net loss was RMB358.8 million (US$52.8 million), compared with RMB570.7 million in the first nine months of 2019.

●	EBITDA loss (Non-GAAP) was RMB309.8 million (US$45.6 million), compared with RMB478.7 million in the first nine months of 2019. For a reconciliation of EBITDA to net loss, see the “Non-GAAP Financial Measures” section and the table captioned “Ucommune Group Holdings Limited Reconciliation of GAAP and Non-GAAP Results” below.

●	EBITDA loss margin was 52%, compared with 55% in the first nine months of 2019.

●	Adjusted EBITDA loss (Non-GAAP) was RMB145.7 million (US$21.5 million), compared with RMB230.7 million in the first nine months of 2019. For a reconciliation of adjusted EBITDA to net loss, see the “Non-GAAP Financial Measures” section and the table captioned “Ucommune Group Holdings Limited Reconciliation of GAAP and Non-GAAP Results” below.

●	Adjusted EBITDA loss margin was 24%, compared with 26% in the first nine months of 2019.

●	Adjusted net loss (Non-GAAP) was RMB278.8 million (US$41.1 million), compared with RMB343.1 million in the first nine months of 2019. For a reconciliation of adjusted net loss to net loss, see the “Non-GAAP Financial Measures” section and the table captioned “Ucommune Group Holdings Limited Reconciliation of GAAP and Non-GAAP Results” below.

Operating Highlights of the First Nine Months of 2020

●	As of September 30, 2020, Ucommune Group had 222 office spaces in 51 cities, among which 158 spaces were in operation, providing approximately 58,000 workstations to Ucommune Group’s 860,400 members.

●	As of September 30, 2020, under Ucommune Group’s asset light-model, the Company’s total number of spaces under contract increased by 126% to 106 from 47 as of December 31, 2019, while its total managed area under contract contractual increased by 59% to 272,900 square meters from 171,200 square meters as of December 31, 2019. [1]

Dr. Daqing Mao, Founder of Ucommune Group, commented, “Despite the various challenges faced by our industry in 2020, we limited the impact of these challenges on our operations. At the end of 2019, we decided to transition our business towards an asset-light model, and the rapid spread of the pandemic since that time has only accelerated our business transformation. During the first three quarters of 2020, we proactively closed office spaces that negatively impacted our cash flows and re-allocated our resources to business segments capable of accelerating our progress to profitability. Consequently, our workspace membership services revenues declined by only 18% year over year, while our EBITDA loss narrowed by more than 35% during the nine months period. Meanwhile, many of our corporate clients faced economic uncertainties and thus chose to reduce their advertising budgets, which negatively affected our marketing and branding services revenues. Nevertheless, as China continues to embark on its economic recovery, we are now seeing businesses gradually return to the old norm of working in offices, and our workspace occupancy rate and unit space revenue should improve accordingly. As a publicly traded company, we plan to improve our business through innovation, diversify our revenue streams, manage our expenditures, and generate quality returns for our shareholders over the long run. We have witnessed early success from our internally developed SAAS management platform for office buildings and industrial parks. Under this platform, services such as lease contract management, CRM promotion management, IOT intelligent device management, member operation management and asset management have enhanced the value of properties managed by Ucommune Group.”

[1]	Spaces and managed areas under contract include those in operation, under construction, and in preparation for construction.

Mr. Cheong Kwok Mun, Chief Financial Officer of Ucommune Group, added, “Our strategic transformation towards an asset-light business model has helped us mitigate the negative impact from COVID-19, as evidenced by our less-than-expected revenue decline and faster-than-expected margin improvement. As we redirect more of our resources towards managing our workspace profitability and prudently controlling our expenses, we are confident that we are well on our way towards profitability and positive cash flow in the coming years. Looking ahead, we are confident that our asset-light business model, market leadership in agile office space management, and capital markets access should pave the way towards a sustainable, measured, and profitable growth trajectory.”

First Nine Months of 2020 Unaudited Financial Results

Total net revenues were RMB598.5 million (US$88.1 million) in the first nine months of 2020, representing a decrease of 32% from RMB874.6 million in the first nine months of 2019. Revenues from the asset light-model were RMB26.3 million (US$3.9 million) in the first nine months of 2020, representing an increase of 79% from RMB14.7 million in the first nine months of 2019.

●	Workspace membership services revenues were RMB346.2 million (US$51.0 million) in the first nine months of 2020, representing a decrease of 18% from RMB419.6 million in the first nine months of 2019. This decrease was mainly due to the decreased number of spaces in operation and the contraction of the Company’s co-working space services, primarily caused by the outbreak of COVID-19 in the first nine months of 2020. Nevertheless, as a result of China’s early success in containing the COVID-19 epidemic and the Company’s improved operating efficiency, the Company has achieved significant transformational improvements since the third quarter of 2020, particularly in terms of occupancy rates and unit space revenue.

●	Marketing and branding services revenues were RMB207.4 million (US$30.5 million) in the first nine months of 2020, representing a decrease of 49% from RMB403.5 million in the first nine months of 2019, mainly due to decreased demand for advertising and marketing services in the first nine months of 2020.

●	Other services revenues were RMB45.0 million (US$6.6 million) in the first nine months of 2020, representing a decrease of 13% from RMB51.5 million in the first nine months of 2019, primarily due to the decrease in net revenue generated from the Company’s interior design and construction services, resulting from the suspension of design and construction services caused by COVID-19.

Total costs of revenues were RMB682.8 million (US$100.6 million) in the first nine months of 2020, representing a decrease of 33% from RMB1,017.4 million in the first nine months of 2019. Costs of revenues from the asset light-model were RMB17.6 million (US$2.6 million) in the first nine months of 2020, representing an increase of 83% from RMB9.6 million in the first nine months of 2019.

●	Costs of workspace membership were RMB446.5 million (US$65.8 million ) in the first nine months of 2020, representing a decrease of 26% from RMB605.2 million in the first nine months of 2019, mainly due to decreased operational costs related to leases as well as decreased costs for property services and staff.

●	Costs of marketing and branding services were RMB189.1 million (US$27.8 million) in the first nine months of 2020, representing a decrease of 48% from RMB364.4 million in the first nine months of 2019, mainly due to decreased advertising costs, which was in line with the decrease in advertising revenue.

●	Costs of other services were RMB47.2 million (US$7.0 million) in the first nine months of 2020, representing a decrease of 1% from RMB47.7 million in the first nine months of 2019, mainly due to decreased staff costs.

General and administrative expenses were RMB87.2 million (US$12.8 million) in the first nine months of 2020, representing a decrease of 32% from RMB128.8 million in the first nine months of 2019, mainly as a result of decreased staff costs as Ucommune Group optimized its staff structure and reduced its general and administrative personnel to increase operational efficiency, and lower professional service fees.

Sales and marketing expenses were RMB22.9 million (US$3.4 million) in the first nine months of 2020, representing a decrease of 53% from RMB48.3 million in the first nine months of 2019, mainly as the result of the reduction in staff costs as well as promotion-related cost control measures, which were in line with the Company’s reduced spaces due to the negative impact of COVID-19.

Impairment loss on long-lived assets was RMB33.5 million (US$4.9 million ) in the first nine months of 2020, representing a decrease of 27% from RMB46.1 million in the first nine months of 2019, primarily due to lower impairment of those spaces where the carrying value is not expected to be fully recoverable.

Pre-opening expenses were nil in the first nine months of 2020, representing a decrease of 100% from RMB14.1 million in the first nine months of 2019, mainly as the result of Company’s temporary slowdown in co-working space expansion.

Loss from operations was RMB227.9 million (US$33.6 million) in the first nine months of 2020, representing a decrease of 59% from RMB559.3 million in the first nine months of 2019.

Other expenses, net were RMB84.2 million (US$12.4 million) in the first nine months of 2020, representing an increase of 311% from RMB20.5 million in the first nine months of 2019, mainly due to loss resulting from the Company’s disposal of spaces.

Net loss was RMB358.8 million (US$52.8 million) in the first nine months of 2020, representing a decrease of 37% from RMB570.7 million in the first nine months of 2019.

Basic and diluted net loss per share were both RMB2.61 (US$0.39) in the first nine months of 2020, representing a decrease of 55% from RMB5.84 in the first nine months of 2019, mainly as the result of lower net loss and an increase in weighted average shares outstanding.

Cash, cash equivalents and restricted cash were RMB112.4 million (US$16.6 million) as of September 30, 2020, representing a decrease of 43% from RMB196.3 million as of December 31, 2019, primarily due to the repayment of loans.

Net cash used in operating activities was RMB2.3 million (US$0.4 million), representing a decrease of 99% from RMB231.6 million in the first nine months of 2019, mainly due to decreased cash used for leased facilities as a result of the Company’s temporary slowdown in co-working space expansion.

Business Outlook

For the full year of 2020, the Company expects net revenues to be in the range of RMB850 million to RMB870 million. The forecast reflects the Company’s current and preliminary views on the market and its operational conditions, which are subject to change.

Recent Developments

On November 17, 2020, Ucommune International consummated its previously announced business combination, which resulted in Ucommune Group being a wholly owned subsidiary of Ucommune International.

In connection with the closing of the Company’s business combination, as of November 18, 2020, certain backstop investors had invested an aggregate amount of $68.0 million pursuant to backstop agreements, including an aggregate investment of $60.9 million in a PIPE financing.

As of November 25, there were 80,451,843 ordinary shares outstanding, consisting of 70,999,436 Class A ordinary shares and 9,452,407 Class B ordinary shares. The Class A ordinary shares and warrants of the Company are trading on The Nasdaq Stock Market under the symbols “UK” and “UKOMW,” respectively.

About Ucommune International Ltd.

Ucommune International is China’s leading agile office space manager and provider. Founded in 2015, Ucommune International has created a large-scale intelligent agile office ecosystem covering economically vibrant regions throughout China to empower its members with flexible and cost-efficient office space solutions. Ucommune International’s various offline agile office space services include self-operated models, such as U Space, U Studio, and U Design, as well as asset-light models, such as U Brand and U Partner. By utilizing its expertise in the real estate and retail industries, Ucommune International operates its agile office spaces with high efficiency and engages in the urban transformation of older and under-utilized buildings to redefine commercial real estate in China.

Exchange Rate Information

This announcement contains translations of certain RMB amounts into U.S. dollars (“US$”) at specified rates solely for the convenience of the reader. Unless otherwise stated, all translations from RMB to US$ were made at the rate of RMB6.7896 to US$1.00, the exchange rate on September 30, 2020, set forth in the H.10 statistical release of the Federal Reserve Board. The Company makes no representation that the RMB or US$ amounts referred could be converted into US$ or RMB, as the case may be, at any particular rate or at all.

Statement Regarding Preliminary Unaudited Financial Information

The unaudited financial information set out in this earnings release is preliminary and subject to potential adjustments. Adjustments to the consolidated financial statements may be identified when audit work has been performed for the Company’s year-end audit, which could result in significant differences from this preliminary unaudited financial information.

Safe Harbor Statements

This announcement contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates," "potential," "continue," "ongoing," "targets," "guidance" and similar statements. The Company may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the "SEC"), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Any statements that are not historical facts, including statements about the Company's beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the Company’s growth strategies; its future business development, results of operations and financial condition; its ability to understand buyer needs and provide products and services to attract and retain buyers; its ability to maintain and enhance the recognition and reputation of its brand; its ability to rely on merchants and third-party logistics service providers to provide delivery services to buyers; its ability to maintain and improve quality control policies and measures; its ability to establish and maintain relationships with merchants; trends and competition in China’s e-commerce market; changes in its revenues and certain cost or expense items; the expected growth of China’s e-commerce market; PRC governmental policies and regulations relating to the Company’s industry, and general economic and business conditions globally and in China and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks, uncertainties or factors is included in the Company's filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and the Company undertakes no obligation to update any forward-looking statement, except as required under applicable law.

Non-GAAP Financial Measures

To supplement the Company’s combined and consolidated financial statements, which are prepared and presented in accordance with U.S. GAAP, Ucommune Group uses the following non-GAAP financial measures for Ucommune Group’s combined and consolidated results: EBITDA (including EBITDA margin), adjusted EBITDA (including adjusted EBITDA margin) and adjusted net loss. The Company believes that EBITDA, adjusted EBITDA and adjusted net loss help understand and evaluate the Company’s core operating performance.

EBITDA, adjusted EBITDA and adjusted net loss are presented to enhance investors' overall understanding of the Company’s financial performance and should not be considered a substitute for, or superior to, the financial information prepared and presented in accordance with U.S. GAAP. Investors are encouraged to review the reconciliation of the historical non-GAAP financial measure to its most directly comparable GAAP financial measures. As EBITDA, adjusted EBITDA and adjusted net loss have material limitations as analytical metrics and may not be calculated in the same manner by all companies, they may not be comparable to other similarly titled measures used by other companies.

In light of the foregoing limitations, you should not consider EBITDA, adjusted EBITDA and adjusted net loss as substitutes for, or superior to, net loss prepared in accordance with GAAP. The Company encourages investors and others to review its financial information in its entirety and not rely on any single financial measure. For more information on these non-GAAP financial measures, please see the table captioned “Ucommune Group Holdings Limited Reconciliation of GAAP and Non-GAAP Results” near the end of this release.

EBITDA represents net loss before interest income, interest expense, provision for income taxes, depreciation of property and equipment and amortization of intangible assets.

Adjusted EBITDA represents net loss before (i) interest income, interest expense, other expense, net, provision for income taxes and loss on disposal of subsidiaries and (ii) certain non-cash expenses, consisting of impairment loss on long-term investments. impairment loss on long-lived assets, depreciation of property and equipment, amortization of intangible assets and change in fair value of liabilities to be settled in shares, which we do not believe are reflective of our core operating performance during the periods presented.

Adjusted net loss represents net loss before impairment loss on long-lived assets, impairment loss on long-term investments, change in fair value of liabilities to be settled in shares and loss on disposal of subsidiaries.

For investor and media inquiries, please contact:

Ucommune International Ltd.

ir@ucommune.com

ICR, LLC.

Sharon Zhou

ucommune@icrinc.com

+1 (212) 537-3847

FINANCIAL STATEMENTS

UCOMMUNE GROUP HOLDINGS LIMITED

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(Amounts in thousands of RMB and USD, except for number of shares)

	As of December 31, 2019	As of September 30, 2020
	RMB	RMB	USD
		(unaudited)	(unaudited)
ASSETS
Current assets:
Cash and cash equivalents	175,774	89,607	13,198
Term deposits	41,715	42,950	6,326
Short-term investments	37,930	14,350	2,114
Accounts receivable	86,200	66,369	9,775
Prepaid expenses and other current assets	135,830	169,277	24,933
Amounts due from related parties, current	52,611	31,052	4,573
Held-for-sale asset	356,233	-	-
Total current assets	886,293	413,605	60,919

Non-current assets
Restricted cash	20,527	22,777	3,355
Long-term investments	29,329	79,768	11,749
Property and equipment, net	567,844	387,864	57,126
Right-of-use assets, net	1,851,729	1,299,685	191,423
Intangible assets, net	40,105	34,204	5,038
Goodwill	1,533,485	1,533,485	225,858
Rental deposit	98,486	76,507	11,268
Long-term prepaid expenses	116,363	116,173	17,110
Amounts due from related parties, non-current	884	544	80
Other assets, non-current	185	120,318	17,721
Total non-current assets	4,258,937	3,671,325	540,728
TOTAL ASSETS	5,145,230	4,084,930	601,647

UCOMMUNE GROUP HOLDINGS LIMITED

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS - continued

(Amounts in thousands of RMB and USD, except for number of shares)

	As of December 31, 2019	As of September 30, 2020
	RMB	RMB	USD
		(unaudited)	(unaudited)
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Short-term borrowings	138,647	86,276	12,707
Long-term borrowings, current portion	14,390	9,018	1,328
Accounts payable	325,682	235,294	34,655
Accrued expenses and other current liabilities	276,577	254,330	37,459
Amounts due to related parties, current	43,251	77,537	11,420
Advance workspace membership fee	99,226	63,057	9,287
Contract liabilities	23,875	14,690	2,164
Income taxes payable	325	1,170	172
Deferred subsidy income	11,974	8,919	1,314
Convertible bond	69,762	-	-
Held-for-sale liabilities	32,514	-	-
Lease liabilities, current	589,467	588,375	86,658
Total current liabilities	1,625,690	1,338,666	197,164

Non-current liabilities:
Long-term borrowings	5,000	20,707	3,050
Refundable deposits from members, non-current	14,308	21,008	3,094
Deferred tax liabilities	2,427	1,985	292
Lease liabilities, non-current	1,393,691	959,092	141,259
Total non-current liabilities	1,415,426	1,002,792	147,695
TOTAL LIABILITIES	3,041,116	2,341,458	344,859

SHAREHOLDERS' EQUITY
Ordinary shares	92	92	14
Subscription receivable	(87)	(78)	(11)
Additional paid-in capital	3,645,708	3,645,708	536,955
Statutory reserves	3,827	3,827	564
Accumulated deficit	(1,750,475)	(2,093,781)	(308,381)
Accumulated other comprehensive (loss) income	(926)	112	18
Total Ucommune Group Holdings Limited shareholders' equity	1,898,139	1,555,880	229,159
Noncontrolling interests	205,975	187,592	27,629
TOTAL EQUITY	2,104,114	1,743,472	256,788
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	5,145,230	4,084,930	601,647

UCOMMUNE GROUP HOLDINGS LIMITED

UNAUDITED CONDENSED COMBINED AND CONSOLIDATED STATEMENTS OF OPERATIONS

(Amounts in thousands of RMB and USD, except for number of shares and per share data)

	For the Nine Months Ended September 30,
	2019	2020	2020
	RMB	RMB	USD

Revenue:
Workspace membership revenue	419,634	346,162	50,984
Marketing and branding service revenue	403,484	207,357	30,540
Other service revenue	51,451	44,957	6,621
Total revenue	874,569	598,476	88,145

Cost of revenue:
Workspace membership	(605,190)	(446,526)	(65,766)
Marketing and branding service	(364,442)	(189,077)	(27,848)
Other services	(47,722)	(47,222)	(6,955)
Total cost of revenue	(1,017,354)	(682,825)	(100,569)
Operating expenses:
Impairment loss on long-lived assets	(46,122)	(33,457)	(4,928)
Pre-opening expenses	(14,148)	-	-
Sales and marketing expenses	(48,344)	(22,853)	(3,366)
General and administrative expenses	(128,836)	(87,220)	(12,846)
Remeasurement gain of previously held equity interests in connection with step acquisitions	386	-	-
Change in fair value of advance for equity interests subscription	(179,475)	-	-
Loss from operations	(559,324)	(227,879)	(33,564)

Interest income	4,901	4,233	623
Interest expense	(7,960)	(14,962)	(2,204)
Subsidy income	20,521	12,706	1,871
Impairment loss on long-term investments	(2,000)	(3,507)	(517)
Loss on disposal of subsidiaries	-	(43,032)	(6,338)
Other expense, net	(20,469)	(84,176)	(12,398)
Loss before income taxes and loss from equity method investments	(564,331)	(356,617)	(52,527)
Provision for income taxes	(4,780)	(2,330)	(343)
(Loss)/gain from equity method investments	(1,600)	144	21
Net loss	(570,711)	(358,803)	(52,849)
Less: Net loss attributable to noncontrolling interests	(18,763)	(15,497)	(2,282)
Net loss attributable to Ucommune Group Holdings Limited	(551,948)	(343,306)	(50,567)
Net loss per share attributable to ordinary shareholders of Ucommune Group Holdings Limited
- Basic	(5.84)	(2.61)	(0.39)
- Diluted	(5.84)	(2.61)	(0.39)
Weighted average shares used in calculating net loss per share
- Basic	94,434,484	131,312,984	131,312,984
- Diluted	94,434,484	131,312,984	131,312,984

UCOMMUNE GROUP HOLDINGS LIMITED

UNAUDITED CONDENSED COMBINED AND CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(Amounts in thousands of RMB and USD, except for number of shares and per share data)

	For the Nine Months Ended September 30,
	2019	2020	2020
	RMB	RMB	USD

Net loss	(570,711)	(358,803)	(52,849)
Other comprehensive loss, net of tax
Foreign currency translation adjustments	(2,220)	1,039	153
Total Comprehensive loss	(572,931)	(357,764)	(52,696)
Less: Comprehensive loss attributable to noncontrolling interest	(18,793)	(15,496)	(2,282)
Comprehensive loss attributable to Ucommune Group Holdings Limited's shareholders	(554,138)	(342,268)	(50,414)

UCOMMUNE GROUP HOLDINGS LIMITED

RECONCILIATION OF GAAP AND NON-GAAP RESULTS

(Amounts in thousands of RMB and USD, except for number of shares and per share data)

The following table sets forth a reconciliation of net loss to EBITDA and adjusted EBITDA for the periods indicated:

	For the Nine Months Ended September 30,
	2019	2020	2020
	RMB	RMB	USD
Net loss	(570,711)	(358,803)	(52,849)
Interest income	(4,901)	(4,233)	(623)
Interest expense	7,960	14,962	2,204
Provision for income taxes	4,780	2,330	343
Depreciation of property and equipment	78,637	31,009	4,567
Amortization of intangible assets	5,514	4,907	723
EBITDA (non-GAAP)	(478,721)	(309,828)	(45,635)
Impairment loss on long-lived assets	46,122	33,457	4,928
Change in fair value of liabilities to be settled in shares	179,475	-	-
Impairment loss on long-term investments	2,000	3,507	517
Loss on disposal of subsidiaries	-	43,032	6,338
Other expense, net	20,469	84,176	12,398

Adjusted EBITDA (non-GAAP)	(230,655)	(145,656)	(21,454)

The table below sets forth a reconciliation of net loss to adjusted net loss for the periods indicated:

	For the Nine Months Ended September 30,
	2019	2020	2020
	RMB	RMB	USD
Net loss	(570,711)	(358,803)	(52,849)
Impairment loss on long-lived assets	46,122	33,457	4,928
Change in fair value of liabilities to be settled in shares	179,475	-	-
Impairment loss on long-term investments	2,000	3,507	517
Loss on disposal of subsidiaries	-	43,032	6,338

Adjusted net loss (non-GAAP)	(343,114)	(278,807)	(41,066)